

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 24, 2017

Michael J. Calise
Chief Executive Officer
Car Charging Group, Inc.
3284 West 29 Court
Hollywood , Florida 33020-1320

> **Re: Car Charging Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 6, 2017**
> **File No. 333-214461**

Dear Mr. Calise:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Clarify whether investors have a choice of purchasing a warrant or a share of common stock. If you are offering a unit, please revise throughout your registration statement to clarify, and revise your fee table as appropriate.

2.   Tell us when you intend to complete the blanks that you currently have included regarding the offering price range. Also tell us when information based on that range will be reflected in the related information throughout your registration statement.

3.   You indicate that the number of shares and warrants are based on an assumed public offering price of $9.25 per share. Revise to disclose a fixed volume of securities that you are offering.

Use of Proceeds, page 29

4.   Disclose in this section all obligations to be paid with proceeds of this offering. We note for example the tax obligations mentioned on page 12 and payments to Mr. Farkas mentioned on page 78.

5.   Please clarify whether your reference on pages 62, 78 and 79 to securities "sold in in this offering" means that you are intending the securities registered for sale by this registration statement to be issued to officers.

Exhibits

6.   Please tell us which exhibit represents the warrants to be sold in this offering.

        Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Steven A. Lipstein
        Lucosky Brookman LLP